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                                                                   EXHIBIT 8

                  [MILBANK, TWEED, HADLEY & McCLOY LETTERHEAD]


                                February 13, 1997


AHI Healthcare Systems, Inc.
12620 Erickson Avenue
Downey, California  90241


                  Re: Federal Income Tax Consequences of the Merger of AHI

Dear Sirs:

                  You have requested our opinion as to material federal income tax consequences of the merger (the "Merger") of FPA Acquisition Corp., a Delaware corporation ("Merger Sub"), into AHI Healthcare Systems, Inc., a Delaware corporation ("AHI"), pursuant to an Agreement and Plan of Merger by and among FPA Medical Management, Inc., a Delaware Corporation and the sole stockholder of Merger Sub ("FPA"), Merger Sub and AHI dated as of November 8, 1996, as amended (the "Merger Agreement"). Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Merger Agreement.

                  In rendering our opinion, we have examined and relied upon the truth, accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement and other agreements made in connection with the Merger Agreement, (ii) the Proxy Statement/ Prospectus (the "Prospectus) filed as part of the Registration Statement on Form S-4, to be filed by FPA with the Securities and Exchange Commission, (iii) the written representations made to us by AHI and FPA on their respective certificates as of the date hereof, and the written representation made to us by certain AHI stockholders on their certificates, and such other documents and representations of representatives of AHI as we have deemed necessary or appropriate.

                  In our examination we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies
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AHI Healthcare Systems, Inc.
February 13, 1997
Page 2


and the authenticity of the originals of such documents. We have assumed that the documents executed by any party are the legal, valid and binding obligation of such party. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon the truth, accuracy and completeness of the oral or written statements and representations of officers and other representatives of AHI and others.

                  We have also assumed that (i) the Merger will qualify as a merger under applicable state law, (ii) the transactions related to the Merger will be consummated as described in the Prospectus, (iii) all parties to the Merger will comply with their covenants contained in the Merger Agreement and
(iv) each AHI stockholder's shares of AHI Common Stock are capital assets in that stockholder's hands as of the date hereof.

                  We are admitted to the Bar of the State of New York and we express no opinion as to the laws of any jurisdiction other than the Federal income tax laws of the United States of America, to the extent applicable to the opinions being rendered herein.

                  In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986 (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and other authorities as we have considered relevant as they exist and are interpreted as of the date hereof. We caution that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change in the authorities upon which our opinion is based could affect its conclusions.

                  Neither AHI, Merger Sub nor FPA has requested a ruling from the IRS with regard to any of the federal income tax consequences of the Merger. Based upon the foregoing assumptions and representations, our opinion is:

                  1. The Merger will qualify as a tax-free reorganization within the meaning of Code Sections 368(a)(1)(B) and 368(a)(1)(A) and
         (a)(2)(E). AHI, FPA and Merger Sub will each be a party to the reorganization within the meaning of Code ss.368(b).

                  2. AHI, FPA and Merger Sub will recognize no gain or loss upon the receipt by FPA of all the shares of AHI Common Stock in the Merger in exchange for newly-issued shares of FPA Common Stock;

                  3. FPA's basis in the shares of AHI Common Stock received in the Merger will be the same as the aggregate basis of the AHI Common Stock in the hands of the AHI stockholders immediately prior to the Merger, or instead, if FPA so elects, FPA's basis in the shares of AHI Common Stock will equal AHI's net basis in AHI's assets;

                  4. FPA's holding period in the shares of AHI Common Stock received in the Merger will include the period during which the shares of AHI Common Stock were held by AHI stockholders;
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AHI Healthcare Systems, Inc.
February 13, 1997
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                  5. An AHI stockholder who converts shares of AHI Common Stock in the Merger solely for shares of FPA Common Stock will recognize no gain or loss;

                  6. An AHI stockholder will have the same basis in the shares of FPA Common Stock received in the Merger as the basis that stockholder had in the shares of AHI Common Stock converted therefor, reduced by the basis allocable to any fractional share interest in FPA Common Stock with respect to which cash is received;

                  7. An AHI stockholder's holding period for the shares of FPA Common Stock received in the Merger includes that stockholder's holding period for the shares of AHI Common Stock converted therefor in the Merger; and

                  8. An AHI stockholder will recognize capital gain or loss equal to the difference between the cash received and the basis of the share or shares of AHI Common Stock allocated to any FPA fractional share interest that, for tax purposes, will be treated as issued to the AHI stockholder in the Merger and then immediately redeemed from that AHI stockholder for cash by FPA.

                  Except as expressly set forth in the Prospectus, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transaction related to the Merger. This opinion does not discuss all the tax consequences that may be relevant to an AHI stockholder because of their or its particular tax situation (e.g. insurance companies, financial institutions, dealers in securities, tax-exempt organizations or non-U.S. persons), or to AHI stockholders who acquired their shares of AHI stock pursuant to the exercise of employee stock options or warrants, or otherwise as compensation, or to holders of outstanding AHI options. This opinion is solely for the benefit of AHI and AHI stockholders, and is not otherwise to be used, circulated, quoted or otherwise referred to for any purpose without our express prior written permission, except that we consent to the reference to Milbank, Tweed, Hadley & McCloy in the Prospectus under the caption "Material Federal Income Tax Consequences" and to the filing of this opinion as an exhibit to the Registration Statement.

                                                Very truly yours,

                                                MILBANK, TWEED, HADLEY & McCLOY


DLP/RAJ